Exhibit 99.3

CONSENT OF QUALIFIED PERSON

February 25, 2015

I, Robert F. Brown, P. Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and the El Horcon Project. Guanajuato, Mexico” (the “Technical Report”), prepared for Great Panther Silver Limited., dated February 25, 2015, and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated February 23, 2015 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

“Robert F. Brown”
Robert F. Brown, P. Eng.
Vice President, Exploration
Great Panther Silver Limited